PROKOM
SOFTWARE SA

FAX

03 SEP 11 AM 7:21

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

SUPPL

date: 8 Sep 2003 *pages:* 1

This is a summary translation of the company statement co[...] ission according to paragraphs 43.1 of the Decree of the Ministries Committee, dated 16th October of 2[...], form, and domain of current and periodic information as well as time intervals for their delivery of the in[...] e admitted to public exchange.

03029954

subject: **NATIONAL DEPOSITORY FOR SECURITIES [...] 6.670 E SERIES SHARES**

The Company received an information, that:

on the 5th September 2003 National Depository For Securities (KDPW SA) registered 256.670 E series ordinary bearer shares of Prokom Software SA of nominal value of PLN 1,00 each under code PLPROKM00054.

Prokom Software SA's shareholders structure after the registration:

Name	No. of votes	% of votes at the GSM
Prokom Investments S.A.	2,756,253	18.97%
Ryszard Krauze	2,073,314	14.27%
Bank of New York	1,711,953	11.78%
Other shareholders	7,991,338	54.98%

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

8 Sep 2003 Krzysztof Wilski
Vice President of the Management Board

dlw 9/11

PROKOM SOFTWARE SA

FAX

03 SEP 11 AM 7:21

to: Division of Corporate Finance File No. 82-4700 Securities and Exchange Commission, Washington, DC, USA +1 (202) 942 9624

from: PROKOM Software S.A.

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 10 Sep, 2003 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 43.1. of the Decree of the Ministries Committee, dated 16 October of 2001 (Dz.U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **DEPOSITORY FOR SECURITIES REGISTERED 256.670 E SERIES SHARES (corrected)**

The Management Board of Prokom Software SA informs, that:

The Company received information, that as the result of conversion of 3,831 A series convertible bonds, the National Depository For Securities (KDPW SA) registered 256.677 E series ordinary bearer shares of Prokom Software SA of the nominal value of PLN 1,00 each under code PLPROKM00054.

Prokom Software SA's shareholders structure after the registration:

Name	No. of votes	% of votes at the GSM
Prokom Investments S.A.	2,756,253	18.97%
Ryszard Krauze	2,073,314	14.27%
Bank of New York	1,711,953	11.78%
Other shareholders	7,991,345	54.98%

10 Sep, 2003 Krzysztof Wilski
Vice President of the Management Board

PROKOM SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 10 Sep, 2003 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 43.2. of the Decree of the Ministries Committee, dated 16 October of 2001 (Dz.U. Nr 163.1160) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **THE APPLICATION FOR BRINGING INTO CIRCULATION 256,677 E SERIES SHARES ON THE WSE**

The Management Board of Prokom Software SA informs, that:

On 9th September 2003 the Company applied for bringing into circulation 256,677 E-series shares on the main market of the Warsaw Stock Exchange, as a result of assimilation of those shares in the National Depository for Securities with 13,276,584 Company's shares already quoted on the Warsaw Stock Exchange.

10 Sep, 2003 Krzysztof Wilski
Vice President of the Management Board